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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                        ANCHOR PACIFIC UNDERWRITERS, INC.
                                (Name of Issuer)

                          Common Stock, $.02 par value
                         (Title of Class of Securities)

                                  033 066 10 1
                                 (CUSIP Number)

                                Donald B. Putnam
                                 60 Via Hermosa
                            Orinda, California 94563
                                 (510) 254-8172
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 1995
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement.  / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 7 pages

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CUSIP NO. 033 066 10 1                 13D

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1    NAME OF REPORTING PERSONS AND SOCIAL SECURITY OR INTERNAL REVENUE SERVICE
     IDENTIFICATION NUMBERS OF SUCH PERSONS

              Donald B. Putnam
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                          (a)  /     /               (b)  /    /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

               OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                  /   /

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6    CITIZENSHIP OR PLACE OR ORGANIZATION

                   United States
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NUMBER OF SHARES
BENEFICIALLY OWNED BY     7    SOLE VOTING POWER
EACH REPORTING PERSON
WITH                                - 0 -
                        -------------------------------------------------------
                          8 SHARED VOTING POWER
                               520,310 -- Mr. Putnam shares voting power over such shares with Alexandra Putnam, his wife.

                        -------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                                      - 0 -
                        -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                               520,310 -- Mr. Putnam shares voting power over such shares with Alexandra Putnam, his wife.

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           520,310

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14%
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14   TYPE OF REPORTING PERSON

          IN
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                                                               Page 2 of 7 pages
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CUSIP NO. 033 066 10 1                 13D

     This Amendment No. One amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 1995 by Donald B. Putnam (the "Schedule 13D"). Items 1 through 7 of the Schedule 13D are hereby amended as follows:

ITEM 1.   SECURITY AND ISSUER.

     Item 1 of the Schedule 13D is hereby amended in its entirety as follows:

     "(a) Common Stock, $.02 par value.

      (b) Anchor Pacific Underwriters, Inc.
          1800 Sutter Street, Suite 400
          Concord, CA  94520"

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

     "(a) Donald B. Putnam

      (b) 60 Via Hermosa
          Orinda, California  94611

      (c) Mr. Putnam is Executive Vice President of Putnam, Knudsen & Wieking Inc. Insurance Brokers ("PKW").

      (d) During the last five years Mr. Putnam nor Mrs. Putnam have been convicted in a criminal proceeding.

      (e) During the last five years, neither Mr. Putnam nor Mrs. Putnam have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Mr. Putnam and Mrs. Putnam are citizens of the United States."

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

     "On January 6, 1995, Mr. Putnam acquired 595,520 shares of common stock of Anchor Pacific Underwriters, Inc., a Delaware corporation ("New Anchor") pursuant to the merger (the "Merger") of Anchor Pacific Underwriters, Inc. ("Old Anchor") with and into System Industries, Inc.

                                                               Page 3 of 7 pages
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CUSIP NO. 033 066 10 1                 13D


("System"). Upon consummation of the Merger: (a) System was renamed "Anchor Pacific Underwriters, Inc." (as so renamed, "New Anchor"); (b) Old Anchor shareholders received common stock equal to 90% of the outstanding shares of New Anchor's common stock; (c) former shareholders of System retained 5% of the outstanding shares of New Anchor's common stock and certain creditors of System received the remaining 5% of such shares; and (d) the directors and executive officers of Old Anchor became the directors and executive officers of New Anchor. In addition, effective upon consummation of the Merger, New Anchor no longer is engaged in the computer storage management business (which was System's pre-merger/pre-bankruptcy line of business). Rather, New Anchor is engaged in the insurance brokerage and administration business (which was Old Anchor's pre-Merger line of business).

     On June 20, 1995, Mr. Putnam was granted options to purchase 25,000 shares of common stock of New Anchor at a purchase price of $1.65 per share. Such options are exercisable at any time and from time to time prior to the close of business on June 19, 2005, unless sooner terminated in accordance with their terms.

     On August 22, 1995, the reporting person, who was a former shareholder of PKW, a California corporation that was acquired by New Anchor in September 1994 in consideration for shares of New Anchor's common stock, entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with New Anchor. Pursuant to the Settlement Agreement, the number of shares of New Anchor's common stock issued to the former shareholders of PKW in connection
with such acquisition was reduced by 248,710 shares.   The reporting person's
portion of such shares, which were returned to New Anchor for cancellation, was 123,340. The return of the above-mentioned shares to New Anchor for cancellation had the effect of decreasing the number of outstanding shares of New Anchor's common stock and the number of shares held by the reporting person.

     On September 11, 1995, Mr. Putnam acquired from New Anchor $40,000 in principal amount of 10% Convertible Subordinated Debentures (the "Debentures"), which are convertible into shares of common stock of New Anchor at the following conversion prices:

          (i)      During the first year that the Debenture is outstanding:
                   $1.35 per Share; and

          (ii)     Thereafter:  $1.65 per Share."

     On September 20, 1995, Mr. Putnam sold 6,500 shares of New Anchor's common stock at a sell price of $2.40 per share. In addition to the foregoing, Mr. Putnam is attempting to sell up to 146,060 additional shares of New Anchor's common stock over the next several months.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

                                                               Page 4 of 7 pages
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CUSIP NO. 033 066 10 1                 13D


     "Prior to the consummation of the Merger, the reporting person held shares of Old Anchor common stock for investment purposes. As indicated above, such shares were exchanged for shares of New Anchor common stock pursuant to the Merger. The reporting person holds all of his shares of New Anchor common stock for investment purposes and has no plans that relate to or would result in:

          (a) The acquisition by any person of additional securities of New Anchor, or the disposition of securities of New Anchor;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving New Anchor or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of New Anchor or any of its subsidiaries;

          (d) Any change in the present board of directors or management of New Anchor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of New Anchor;

          (f) Any other material change in New Anchor's business or corporate structure;

          (g) Changes in New Anchor's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of New Anchor by any person;

          (h) Causing a class of securities of New Anchor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of New Anchor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)      Any action similar to any of those enumerated above."

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the Schedule 13D is amended in its entirety as follows:

          "(a) 520,310, consisting of 465,680 shares of common stock, options to purchase 25,000 shares of common stock and Debentures convertible into 29,630 shares of common stock (assuming conversion at a conversion price equal to $1.35 per share).

                         14%

                                                               Page 5 of 7 pages
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CUSIP NO. 033 066 10 1                 13D

          (b) The reporting person shares voting and dispositive power over all shares described in paragraph (a) of this Item 5 with Alexandra Putnam.

          (c)      See answer to Item 3 above.

          (d)      Not applicable.

          (e)      Not applicable."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

          "Not applicable."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby restated in its entirety as follows:

          "Not applicable."

                                                               Page 6 of 7 pages
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CUSIP NO. 033 066 10 1                 13D


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     October 9, 1995



Signature:                            /s/ Donald B. Putnam
                                      -------------------------------
                                      Donald B. Putnam







                                                               Page 7 of 7 pages